Exhibit 99.77Q3.2

In accordance with Condition 13 of the Notice of Application under section 7(d) of the Investment Company Act of 1940 dated May 22, 2013 (as referenced above), ASA has filed with the Commission a copy of its subcustodian agreement with CIBC, which irrevocably designates CT Corp as an agent in the United States to accept service of process. ASA’s other subcustodian agreements are pending updated amendments to reflect the same designation of CT Corp as United States agent to accept service of process. These updated subcustodian agreements will be filed upon execution.